EXHIBIT 99.1

Centerra Gold Announces Filing of a Material Change Report

TORONTO, Nov. 19, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announced today that it has filed under its profile on SEDAR a material change report related to the previously disclosed determination made by Centerra on August 9, 2021, that a number of coordinated actions taken by the Kyrgyz Republic had ultimately resulted in the seizure of the Kumtor Mine by the Kyrgyz Republic and a loss of control of the mine by Centerra. As a result of the loss of control, the Company deconsolidated the results of the Kumtor Mine from its results for the second quarter of 2021, recognized a loss on the change of control of US$926.4 million in the second quarter of 2021, ascribed no value to the Company’s interest in Kumtor Gold Company, its 100% owned subsidiary that holds the Kumtor Mine, and is now accounting for the Kumtor Mine as a discontinued operation. Full details regarding these matters are contained in the Company’s August 9, 2021 second quarter earnings press release.

This material change report has been filed at the request of the Ontario Securities Commission (the “OSC”) in connection with the OSC’s issue-oriented review of Centerra’s continuous disclosure record related to the developments with respect to the Kumtor Mine. As a result of the filing of this material change report, Staff of the OSC have advised the Company that it will be placed on the public list of Refiling and Errors in accordance with OSC Staff Notice 51-711 (Revised) Refilings and Corrections of Errors.

About Centerra

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring, and acquiring gold properties in North America, Asia and other markets worldwide. Centerra operates two mines, the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Turkey, and its Molybdenum Business Unit in the United States. The Company owns the Kumtor Mine in the Kyrgyz Republic, which is currently not under the Company’s control. Centerra’s shares trade on the Toronto Stock Exchange (TSX) under the symbol CG and on the New York Stock Exchange (NYSE) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
John W. Pearson
Vice President, Investor Relations
(416) 204-1953
john.pearson@centerragold.com

Toby Caron
Treasurer and Director, Investor Relations
Centerra Gold Inc.
(416) 204-1694
toby.caron@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at

http://ml.globenewswire.com/Resource/Download/da37b609-bac4-47d4-bf87-9e371128cebc